Exhibit 99.1

LIVEREEL MEDIA CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1          Name and Address of Company

LiveReel Media Corporation (the “Corporation”)
2300 Yonge Street
Suite 1710
Toronto, Ontario
M4P 1E4

Item 2           Date of Material Change

November 23, 2011

Item 3          News Release

The news release attached hereto as Schedule “A” was issued by the Corporation and disseminated via Canada Newswire on November 24, 2011.

Item 4          Summary of Material Change

The Corporation announced the entering into of a secured loan agreement dated November 23, 2011 (the “Loan”) between the Corporation and Enthrive Inc. (the “Lender”), a “related party” under National Instrument 61-101 (“NI 61-101”), in the principal amount of Cdn$50,000.

Item 5          Full Description of Material Change

The Corporation announced the entering into of the Loan between the Corporation and the Lender, a “related party” under NI 61-101 by virtue of having certain common controlling shareholders.  The Loan is in the principal amount of Cdn$50,000 and has a term equal to the lessor of 18 months or the closing of a transaction which results in the purchase and sale of all or substantially all of the issued and outstanding securities of the Corporation or a similar transaction resulting in a change of control of the Corporation.  The Loan bears interest at 10% per annum, payable on maturity or termination, as the case may be, and the outstanding principal amount plus all accrued and unpaid interest is convertible into common shares of the Corporation, in part or in full, at $0.10 per share prior to the maturity date.  The Loan is secured against the assets of the Corporation.

In the event the Corporation does not prepay the Loan in part prior to the maturity date and the Lender exercises its conversion right in full, it would result in the issuance of approximately 575,000 shares of the Corporation (inclusive of the conversion of accrued interest), which would represent approximately 2.4% of the issued and outstanding shares of the Corporation.  The Corporation does not believe this shareholding position is likely to have a material impact on the business and affairs of the Corporation.

The Corporation intends to use the proceeds of the Loan to keep current its continuous and timely disclosure obligations under applicable securities laws and to generally maintain its reporting issuer status in good standing including, without limitation, payment of fees for services by the Chief Executive Officer and Chief Financial Officer of the Corporation, consistent with past practice.

The Loan was unanimously approved by the board of directors of the Corporation, who agreed that in light of the current financial position of the Corporation, the Loan was transacted on favourable commercial terms.

This transaction is exempt from the formal valuation requirement and the minority shareholder approval requirement pursuant to Part 5 of NI 61-101 by virtue of the financial hardship exemption set forth in Sections 5.5(g) and 5.7(e), respectively.  The Corporation confirms that it has not obtained a valuation in the prior 24 months.

Item 6          Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7          Omitted Information

Not applicable.

Item 8          Executive Officer

The executive officer who is knowledgeable about this material change and this material change report is Jason Meretsky, Chief Executive Officer of the Corporation, at (416) 943-0808.

Item 9           Date of Report

DATED this 29th day of November, 2011.

SCHEDULE “A”

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ENTERS LOAN AGREEMENT

TORONTO, ONTARIO, November 24, 2011 – LiveReel Media Corporation (OTC: LVRLF.PK) announced that it has entered into a Loan Agreement in the principal amount of $50,000 with Enthrive Inc., a related party.

The Loan has a term of 18 months or upon the sale or change of control of the Corporation, accrues interest at 10% per annum until maturity, and is convertible into common shares of the Corporation at $0.10 per share.

The Corporation intends to use the proceeds of the Loan to keep current its continuous and timely disclosure obligations under applicable securities laws and to generally maintain its reporting issuer status in good standing including, without limitation, payment of fees for services by the Chief Executive Officer and Chief Financial Officer of the Corporation, consistent with past practice.